UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
Southmark Corporation
-----------------------------------------
(Name of Issuer)
Preferred Stock
-----------------------------------------
(Title of Class Securities)
844544882
-----------------------------------------
(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
-----------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 24, 2000
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 2240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 844544882      PAGE  2  OF  4  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GRACE BROTHERS, LTD.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/  /
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              7 SOLE VOTING POWER
NUMBER OF       0 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          0 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14 TYPE OF REPORTING PERSON*
BD, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

SCHEDULE 13D/A

CUSIP NO. 844544809      PAGE  3  OF  4  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GRACE BROTHERS, LTD.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/X/
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              7 SOLE VOTING POWER
NUMBER OF       0 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          0 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14 TYPE OF REPORTING PERSON*
BD, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.


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Page  4  of  4  Pages

Item 1.  Security and Issuer

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), and the preferred stock, par value $9.00 per share (the "Preferred Stock"), issued by Southmark Corporation, Georgia corporation (the "Company"), whose principal executive offices are located at 2711 LBJ Freeway, Suite 950, Dallas, Texas 75234

Item 4. Purpose of Transaction

This amendment to the Schedule 13d filing is being made as Grace Brothers, Ltd. sold all of its Common Stock and Preferred Stock of the Company, as detailed on Schedule A.

Except as set forth in this Item 4, the Filers do not have any present plans or proposals which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of
Schedule 13d under the Act.

SIGNATURE

Grace Brothers, Ltd., after reasonable inquiry and to the best of its knowledge and belief certifies that the information set forth in this statement is true, complete and correct.



Grace Brothers, Ltd.

By:/s/ Bradford T. Whitmore
   ------------------------
   Bradford T. Whitmore
   General Partner
   Grace Brothers, Ltd.

Dated:  May 26, 2000

Schedule A

Southmark Corporation Preferred Stock and Common Stock transactions.

DATE       AMOUNT                           PRICE/SHARE
05/24/00   (7,343,156) Common Stock sale     *
05/24/00     (787,271) Preferred Stock sale  *

* The Preferred Stock and Common Stock were sold together for $1,574,542.00